Mail Stop 3561

September 27, 2006

Fabian Mansson
President and Chief Executive Officer
Eddie Bauer Holdings, Inc.
15010 NE 36th Street
Redmond, WA 98052

> **Re:** **Eddie Bauer Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed June 27, 2006**
> **File No. 0-51676**

Dear Mr. Mansson:

We have reviewed your filing and the correspondence you filed September 21, 2006 and September 22, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements and Exhibits

Notes to Consolidated and Combined Financial Statements

Note 5. Summary of Significant Accounting Policies

(f) Revenue Recognition, page F-23

1. We have reviewed your response to comment 2 in our letter dated August 25, 2006. Please explain why, in the example provided, the amount of overall sales recognized exceeds the amount of cash received and why the total cost of sales amount recognized exceeds your cost of inventory. It appears that the transaction

should result in $1,090 of sales and $550 of costs of sales as opposed to $1,100 of sales and $560 of cost of sales. Please tell us why you believe your accounting method is appropriate or revise your financial statements accordingly.

* * * *

As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Andrew Blume at (202) 551-3254 or William Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Benson at (202) 551-3335 or Ellie Quarles, Special Counsel, at (202) 551-3238 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Abigail Arms, Esq.
Fax: (202) 508-8100